UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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INVESTOR RELATIONS RELEASE

Kabel Deutschland reports another quarter with strong growth

Highlights from Kabel Deutschland’s consolidated financials for its third quarter ended December 31, 2008:

•      Total Revenue Generating Units (‘RGU’)(1) increase to 11,386 thousand, up 8.4% from previous year. Internet and Phone RGUs grew by 636.0 thousand units compared to December 31, 2007 and reach 1,240.7 thousand, a 105.2% increase over prior year. Digital pay TV RGUs increase by 82.9 thousand units year over year reaching 846.3 thousand on December 31, 2008, a 10.9% increase over last year. Premium service RGUs (digital access, pay TV, PVRs, Internet and Phone) comprise 28.3% of total RGUs compared to 20.4% in the previous year.

•      Total subscribers increase slightly to 9,083.3 thousand on December 31, 2008.

•      Subscribers now take an average 1.25 RGUs compared to 1.16 as of December 31, 2007.

•      The monthly ARPU per subscriber(2) for the quarter ended December 31, 2008 amounts to €11.22 (previous year’s same quarter €9.62). Monthly ARPU per RGU(3) increases by 8.4% for the quarter ended December 31, 2008 to €9.05 (previous year €8.35).

•      Total revenues grow by 16.4% to €350.8 million for the quarter.

•      Subscription based revenues grow by 17.6% and reach €310.1 million and now account for 88.4% of total revenues.

•      Subscription based revenues from the Company’s premium services grow by 66.5% over the comparable period and amount to €82.9 million representing 26.7% of the Company’s overall subscription based revenues (€49.8 million representing 18.9% of the overall subscription based revenues in the quarter ended December 31, 2007).

•      EBITDA as adjusted(4) increases by 30.1% and amounts to €150.2 million. EBITDA margin(5) amounts to 42.8% compared to 38.3% during the quarter ended December 31, 2007.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

•      The Company posts a net loss of €28.0 million in the quarter ended in December 31, 2008 compared to a net loss of €26.8 million in the same quarter in the previous year. The Company accrued €21.8 million for the restructuring of its Technical Services department announced during the third quarter. Some of the loss also reflect higher depreciation of €31.9 million on the Company’s investments and the customer list acquired from Orion Cable and to some extent to higher interest expenses in connection with the acquisition of the Orion Cable assets.

Highlights for Kabel Deutschland’s consolidated nine months ended December 31, 2008 under IFRS:

•      Total revenues grow by 15.2% to €1,019.3 million compared to €885.1 million in the same period in the previous year.

•      Subscription based revenues grow by 16.2% and reach €901.2 million (€775.9 million) and now account for 88.3% of total revenues.

•      Subscription based revenues from the Company’s premium services grow by 68.9% over the comparable period and amount to €221.8 million representing 24.6% of the Company’s overall subscription based revenues (€131.3 million representing 16.9% of the overall subscription based revenues in the nine months ended December 31, 2007).

•      EBITDA as adjusted increases by 28.0% from €333.7 million and amounts to €427.3 million. EBITDA margin amounts to 41.9% compared to 37.7% during the nine months ended December 31, 2007.

•      The Company posts a net loss of €48.6 million in the first nine months ended in December 31, 2008 compared to a net loss of €27.9 million during the previous year’s same period. For the nine months the Company accrued €26.8 million for the restructuring of its Orion Cable assets and Technical Services. The higher loss is based on a higher depreciation of €84.9 million on the Company’s investments and the customer list acquired from Orion Cable and to some extent to higher interest expenses in connection with the acquisition of the Orion Cable assets.

Unterfoehring, February 26, 2009 – Kabel Deutschland (KDG), Germany’s largest triple play company, announced today its financial results for the third quarter and nine months ended December 31, 2008 of its fiscal year 2008/2009. The Company reported another record quarter in revenues and EBITDA as a result of a successful strategy in Internet and phone services as well as the consolidation of some L4 networks from Orion Cable.

KDG’s financial results for the first nine months ended December 31, 2008

Cash flow, capital expenditures and liquidity

Cash flow from operations for the nine months ended December 31, 2008 amounted to €380.9 million compared to €187.5 million in the previous year’s same period.

Overall capital expenditures (Capex)(8) amounted to €259.5 million in the reported nine months. Of this amount, €178.6 million or 77.1% was success based Capex related to our Internet an phone activities. The overall Capex in the previous year’s corresponding nine months amounted to €195.4 million of which approximately €112.9 million or 57.8% were success based. The increase in Capex used for these activities also underlines the Company’s commitment to expand its triple play business with approximately 76.0% or 11.7 million of the Company’s level 3 network upgraded at the end of December 2008.

Cash on hand of €104.2 million coupled with free revolver capacity of €185.0 million yielded €289.2 million of liquidity on December 31, 2008.

On a trailing 12 months basis ended December 31, 2008 free cash flow (EBITDA minus Capex from investing activities) increased to €168.0 million equaling to a 12.6% margin on trailing 12 months revenues.

Balance sheet

Total interest bearing indebtedness was at €2,580.6 million with net debt at €2,476.4 million on December 2008 resulting in a net debt / last quarter annualized EBITDA as adjusted (annualized €600.8 million) ratio of 4.12 times through the Senior Notes and 2.86 times through the credit facilities.

Covenant amendment

As of February 11, 2009 the Company requested that its Senior Net Debt to EBITDA covenant to be amended beginning December 31, 2010 to December 31, 2011. In addition to this, KDG offered an extension of its covenants until March 2013 in order to cover the maturity of all senior term loans outstanding. Yesterday, February 25, 2009, the deadline ended for the amendment. The amendment process was an overwhelming success with approximately 92% consenting to the request.

Financial calendar

The audited IFRS financials for KDG’s full fiscal year 2008/2009 as per March 31, 2009 will be released at the end of July 2009.

Please refer to our website www.kabeldeutschland.com for further information. The complete financial statements as of December 31, 2008 will be available on our website as of Friday, February 27, 2009.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approximately 9 million connected TV households in Germany. Being Germany’s largest cable network operator und biggest triple play provider, Kabel Deutschland develops and markets new triple play offers for digital TV, broadband internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2007/2008 (12 months ended March 31, 2008), Kabel Deutschland reported a total revenue of approximately €1.2 billion, EBITDA amounted to €457.8 million. The company has around 2,750 employees.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Operations according to IFRS for the Period from
October 1, 2008 to December 31, 2008 and October 1, 2007 to December 31, 2007

		October 1, 2008 to December 31, 2008	October 1, 2007 to December 31, 2007	change	change
		€(’000)	€(’000)	€(’000)%
		unaudited	unaudited

1.	Revenues	350,820	301,287	49,533	16.44%

2.	Cost of Services Rendered	-194,284	-148,637	45,647	30.71%
	thereof Depreciation / Amortization	-52,585	-38,977	13,608	34.91%

3.	Other Operating Income	4,822	3,150	1,672	53.09%

4.	Selling Expenses	-108,969	-91,387	17,582	19.24%
	thereof Depreciation / Amortization	-46,850	-29,495	17,355	58.84%

5.	General and Administrative Expenses	-30,268	-41,762	-11,494	-27.52%
	thereof Depreciation / Amortization	-6,988	-6,081	907	14.92%

6.	Profit from Ordinary Activities	22,122	22,651	-529	-2.34%

7.	Interest Income	838	2,378	-1,540	-64.77%

8.	Interest Expense	-68,712	-45,765	22,947	50.14%

9.	Accretion / Depreciation on Investments and Other Securities	76	-1,375	-1,451	-105.49%

10.	Income from Associates	431	179	252	140.59%

11.	Loss before Taxes	-45,247	-21,932	-23,315	-106.31%

12.	Taxes on Income	17,284	-4,876	22,160	454.46%

13.	Net Loss / Net Profit for the Period	-27,963	-26,808	-1,155	-4.31%

	Attributable to:
	Equity Holders of the Parent	-27,973	-26,808	-1,165	-4.35%
	Minority Interests	10	0	10	n.a.
		-27,963	-26,808	-1,155	-4.31%

	EBITDA as adjusted(4)	150,213	115,426	34,787	30.14%
	EBITDA margin (5)	42.8%	38.3%

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Operations according to IFRS for the Period from
April 1, 2008 to December 31, 2008 and April 1, 2007 to December 31, 2007

		April 1, 2008 to December 31, 2008	April 1, 2007 to December 31, 2007	change	change
		€(’000)	€(’000)	€(’000)%
		unaudited	unaudited

1.	Revenues	1,019,309	885,071	134,238	15.17%

2.	Cost of Services Rendered	-523,530	-442,684	80,846	18.26%
	thereof Depreciation / Amortization	-148,983	-111,749	37,234	33.32%

3.	Other Operating Income	13,860	8,661	5,199	60.03%

4.	Selling Expenses	-313,897	-251,030	62,867	25.04%
	thereof Depreciation / Amortization	-127,624	-83,248	44,376	53.31%

5.	General and Administrative Expenses	-94,237	-101,103	-6,866	-6.79%
	thereof Depreciation / Amortization	-20,765	-17,461	3,304	18.92%

6.	Profit from Ordinary Activities	101,505	98,915	2,590	2.62%

7.	Interest Income	1,501	4,381	-2,880	-65.73%

8.	Interest Expense	-171,708	-127,240	44,468	34.95%

9.	Accretion / Depreciation on Investments and Other Securities	76	-3,712	3,788	n.a.

10.	Income from Associates	13,810	744	13,066	1756.19%

11.	Loss before Taxes	-54,816	-26,912	-27,904	-103.68%

12.	Taxes on Income	6,239	-1,011	7,250	717.10%

13.	Net Loss / Net Profit for the Period	-48,577	-27,923	-20,654	-73.97%

	Attributable to:
	Equity Holders of the Parent	-48,729	-27,923	-20,806	-74.51%
	Minority Interests	152	0	152	n.a.
		-48,577	-27,923	-20,654	-73.97%

	EBITDA as adjusted(4)	427,281	333,747	93,534	28.03%
	EBITDA margin (5)	41.9%	37.7%

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet according to IFRS as of December 31, 2008

		December 31, 2008	March 31, 2008	change
		€(’000)	€(’000)	€(’000)
		unaudtied	audited

ASSETS

Current Assets

1.	Cash and Cash Equivalents	104,230	15,463	88,767
2.	Trade Receivables	81,289	130,879	-49,590
3.	Receivables from Affiliates	825	922	-96
4.	Receivables from Associates	0	31	-30
5.	Inventories	22,404	26,201	-3,797
6.	Receivables from Tax Authorities	6,041	6,881	-840
7.	Other Current Assets	29,444	7,272	22,170
8.	Prepaid Expenses	9,934	19,903	-9,969
	Total Current Assets	254,166	207,552	46,614

Non-current Assets

1.	Intangible Assets	934,165	431,878	502,287
2.	Property and Equipment	1,190,138	1,085,951	104,186
3.	Equity Investments in Associates	5,389	6,354	-965
4.	Other Non-current Financial Assets	0	4,632	-4,632
5.	Deferred Tax Assets	355	537	-181
6.	Non-current Financial Assets	0	4,239	-4,239
7.	Prepaid Expenses	15,809	11,166	4,643
	Total Non-current Assets	2,145,856	1,544,757	601,099

Total Assets		2,400,022	1,752,309	647,713

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet according to IFRS as of December 31, 2008 (cont’d)

		December 31, 2008	March 31, 2008	change
		€(’000)	€(’000)	€(’000)
		unaudited	audited

EQUITY AND LIABILITIES

Current Liabilities

1.	Current Financial Liabilities	74,594	25,674	48,919
2.	Trade Payables	235,195	218,293	16,902
3.	Liabilities to Associates	323	323	-1
4.	Other Current Provisions	42,560	6,493	36,068
5.	Liabilities due to Income Taxes	16,227	12,961	3,267
6.	Deferred Income	112,242	199,510	-87,269
7.	Other Current Liabilities	65,401	59,640	5,761
	Total Current Liabilities	546,542	522,894	23,647

Non-current Liabilities

1.	Senior Notes	659,106	603,840	55,266
2.	Non-current Financial Liabilities	1,888,019	1,311,990	576,029
3.	Deferred Tax Liabilities	121,870	87,531	34,338
4.	Provisions for Pension	34,170	29,148	5,020
5.	Other Non-current Provisions	25,439	22,270	3,169
6.	Other Non-current Liabilities	104,263	105,380	-1,117
7.	Deferred Income	1,786	1,826	-40
	Total Non-current Liabilities	2,834,653	2,161,984	672,668

Equity

1.	Subscribed Capital	1,025	1,025	0
2.	Capital Reserve	50,114	49,590	523
3.	Cash Flow Hedge Reserve	-43	1,288	-1,332
4.	Available-for-Sale Reserve	0	0	0
5.	Minority Interests	7,834	0	7,834
6.	Accumulated Deficit	-1,040,102	-984,474	-55,628
	Total Equity (Deficit)	-981,173	-932,569	-48,605

Total Equity and Liabilities		2,400,022	1,752,309	647,713

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Cash Flows according to IFRS for the Period from
April 1, 2008 to December 31, 2008 and April 1, 2007 to December 31, 2007

	April 1, 2008 to	April 1, 2007 to
	December 31, 2008	December 31, 2007	change
	€(’000)	€(’000)	€(’000)
	unaudited	unaudited

1. Cash Flows from Operating Activities
Net Income / Loss	-48,577	-27,923	-20,654
Adjustments to Reconcile Net Loss to Cash Provided by Operations:
Taxes on Income	-6,239	1,011	-7,250
Interest Expense	171,708	127,240	44,468
Interest Income	-1,501	-4,381	2,880
Accretion / Depreciation and Amortization on Fixed Assets	297,372	212,458	84,914
Accretion / Depreciation on Investments and Other Securities	-76	3,712	-3,788
Gain / Loss on Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	1,077	436	641
Income from Associates	-13,810	-744	-13,066
Compensation Expense Relating to Share-based Payments	1,587	21,081	-19,494
	401,541	332,890	68,651

Changes in Assets and Liabilities:
Increase (-) / Decrease (+) of Inventories	3,797	-2,354	6,151
Increase (-) / Decrease (+) of Trade Receivables	45,563	-1,087	46,650
Increase (-) / Decrease (+) of Other Assets	-8,187	-14,090	5,903
Increase (+) / Decrease (-) of Trade Payables	8,903	-9,399	18,302
Increase (+) / Decrease (-) of Other Provisions	25,808	-8,104	33,912
Increase (+) / Decrease (-) of Deferred Income	-87,634	-99,618	11,984
Increase (+) / Decrease (-) of Provisions for Pensions	3,497	2,836	661
Increase (+) / Decrease (-) of Other Liabilities	-5,874	-11,223	5,349
Cash Provided by Operations	387,414	189,851	197,563
Income Taxes Paid (-) / Received (+)	-6,503	-2,385	-4,118
Net Cash from Operating Activities	380,911	187,466	193,445

2. Cash Flows from Investing Activities
Cash Received from Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	817	257	560
Cash Received from Sale of Investments	14,775	38,076	-23,301
Cash Paid for Investments in Intangible Assets	-58,069	-38,610	-19,459
Cash Paid for Investments in Property and Equipment	-201,424	-156,786	-44,638
Cash Paid for Acquisitions	-540,234	-20,174	-520,060
Cash Paid for Investments in Financial Assets	0	-35,059	35,059
Interest Received	1,473	3,955	-2,482
Dividends Received from Associates	0	227	-227
Net Cash Used in Investing Activities	-782,662	-208,114	-574,548

3. Cash Flows from Financing Activities
Cash Payments to Shareholders / Minorities	-7,995	0	-7,995
Cash Received Non-current Financial Liabilities	785,000	331,000	454,000
Cash Repayments of Non-current Financial Liabilities	-170,000	-176,000	6,000
Cash Payments for Reduction of Finance Lease Liabilities	-6,115	-5,350	-765
Interest and Transaction Costs Paid	-110,448	-100,098	-10,350
Net Cash Used in Financing Activities	490,442	49,552	440,890

4. Cash and Cash Equivalents at the End of the Period
Changes in Cash and Cash Equivalents (subtotal of 1 to 3)	88,691	28,904	59,787
Valuation Adjustments on Cash and Cash Equivalents	76	0	76
Cash and Cash Equivalents at the beginning of the period	15,463	54,108	-38,645
Cash and Cash Equivalents at the end of the period	104,230	83,012	21,218

Additional Information
Investments Relating to Capital Lease	0	0	0
Other non Cash Investments	0	0	0

Kabel Deutschland GmbH, Unterföhring

Subscribers, Revenue Generating Units and ARPUs

						y-o-y
		December 31,	September 30,	December 31,	y-o-y	change
(in thousand unless otherwise stated)		2007	2008	2008	change	%
Cable Access Subscribers (incl. TKS)	#	9,000.2	9,109.8	8,994.9	-5.2	-0.06%
- thereof wholesale subscribers	#	2,587.8	1,694.6	1,583.4	-1,004.4	-38.81%
Subscribers without TV	#	23.3	69.1	88.4	65.1	279.19%
Total Subscribers	#	9,023.5	9,178.8	9,083.3	59.8	0.66%

Revenue Generating Units (RGUs)(1)
Analog Cable Access (incl. TKS)	#	8,365.1	8,289.4	8,159.9	-205.1	-2.45%
Premium Services
Digital Cable Access	#	747.3	992.3	1,044.9	297.6	39.82%
Personal Video Recorders (Kabel Digital+)(7)	#	22.2	73.3	94.1	71.9	323.82%
Kabel Digital (pay TV)	#	763.4	823.3	846.3	82.9	10.86%
Kabel Internet	#	319.7	547.7	624.7	305.0	95.40%
Kabel Phone	#	285.0	529.8	616.0	331.0	116.11%
Subtotal Premium Services	#	2,137.7	2,966.3	3,226.0	1,088.4	50.91%
Total RGUs	#	10,502.7	11,255.7	11,386.0	883.2	8.41%
Premium Services Penetration	%	20.4%	26.4%	28.3%		39.21%

Monthly ARPU(6)
Cable Access		€7.76	8.17	8.13	0.37	4.75%
Personal Video Recorders (Kabel Digital+)		€8.06	7.41	8.75	0.69	8.55%
Kabel Digital (pay TV)		€7.54	8.07	7.98	0.44	5.78%
Kabel Internet		€14.51	13.68	13.11	-1.41	-9.69%
Kabel Phone		€25.11	20.78	21.15	-3.96	-15.78%
Blended ARPU Internet and Phone per Subscriber		€34.43	30.47	30.19	-4.24	-12.31%

Total blended monthly ARPU per RGU(3)		€8.35	8.97	9.05	0.70	8.35%
Total blended monthly ARPU per Subscriber(2)		€9.62	10.92	11.22	1.59	16.54%

Ratio RGUs/Subscribers		1.16	1.23	1.25	0.09	7.70%

Footnotes

(1)          RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)          Total blended monthly ARPU per subscriber is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

(3)          Total blended monthly ARPU per RGU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

(4)          EBITDA as adjusted is defined as earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to the Company’s Management Equity Participation Program (MEP) and non-cash restructuring expenses. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

(5)          EBITDA margin is defined as EBITDA as defined above for the period divided by total revenues for the period.

(6)          ARPU (Average revenue per unit) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGU for that period and the number of months in that period.

(7)          PVRs KDG reports only those customers who have decided to subscribe to and pay for the PVR product which differs from the past.

(8)          Capex excludes M&A and transponder leases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Chief Financial Officer

Date: February 26, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Managing Director

Date: February 26, 2009